First Quarter 2023 Financial Results Call May 18, 2023 CONFIDENTIAL & PRIVATE

Safe Harbor Statement

This presentation and any accompanying oral presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including our 2023 outlook, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," "could," "will," "would," "ongoing," "future" or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks uncertainties, contingencies, and changes in circumstances are discussed under "Item 3. Key Information - Risk Factors" in our annual report filed on Form 20-F for the year ended December 31, 2022 with the US Securities and Exchange Commission (the "SEC") on March 23, 2023, and our other filings with the SEC as such factors may be updated from time to time. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only.

Non-IFRS Financial Measures - Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted Operating Expense is a non-IFRS measure defined as operating expense excluding the fair value gain or loss related to contingent consideration. Adjusted Operating Profit is a non-IFRS financial measure defined as operating profit excluding the fair value gain or loss related to the contingent consideration.

Adjusted Net Income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration and unwinding of deferred consideration. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax charge, depreciation, and amortization Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

With regards to forward-looking non-IFRS guidance, we are not able to reconcile the forward looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

For such non-IFRS information in this presentation, see the tables at the end of this presentation under "Appendix: Financial Tables" for reconciliations to the comparable IFRS numbers.

Gambling.com GROUP

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3 First Quarter Highlights (1) Represents a non-IFRS financial measure. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers • Total revenue grew 36% to $26.7 million • Adjusted EBITDA(1)of $10.7 million, margin of 40% • Free cash flow(1) of $6.2 million • New depositing customers (NDCs) increased 31% to more than 88,000 compared to 67,000 in Q1 2022 $11.5 $19.6 $26.7 2021 2022 2023 Q1 Revenue 35 67 88 2021 2022 2023 Q1 NDCs

4 First Quarter Drivers • North American revenue grew 33% to $14.1 million • Successful new market launches in Ohio and Massachusetts • UK and Ireland revenue increased 36% year over year to all-time quarterly record … again • Strength in I-casino in North America and Europe • Contribution from BonusFinder ahead of plan, Rotowire continued to deliver growth to plan

5 Q1 2023 Financial Results(1) (1) This table contains non-IFRS financial measures. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers. 2023 2022 Change Revenue (millions) $26.7 $19.6 36% Cost of Sales (millions) $1.0 $1.2 (19)% Operating Expense (millions) $17.5 $14.1 25% Operating Profit (millions) $8.2 $4.3 91% Net Income (millions) $6.6 $4.5 47% Net Income per Diluted Share $0.17 $0.12 42% Adjusted Net Income (millions) $7.6 $4.5 68% Adjusted Net Income per Diluted Share $0.20 $0.12 67% Adjusted EBITDA (millions) $10.7 $7.2 49% Adjusted EBITDA Margin (% of Revenue) 40% 37% Cash from Operations (millions) $7.1 $3.6 98% Capital Expenditures (millions) $0.9 $2.2 60% Free Cash Flow (millions) $6.2 $1.4 352% New Depositing Customers (thousands) 88 67 31%

6 FY 2023 Outlook(1) • For 2023, revenue is expected to be in the range of $95-99 million, which implies growth of 24- 29% • For 2023, Adjusted EBITDA is expected to be in the range of $33-37 million, which implies growth of 37-54% Low Midpoint High FY 2022 Revenue (millions) $95 $97 $99 $76.5 Adjusted EBITDA (millions) $33 $35 $37 $24.1 Adjusted EBITDA Margin 35% 36% 37% 31% (1) This table contains non-IFRS financial measures. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers.

7CONFIDENTIAL & PRIVATE Appendix: Financial Tables

Consolidated Statements of Comprehensive Income (Unaudited) (USD in thousands, except per share amounts) The following table details the consolidated statements of comprehensive income for the three months ended March 31, 2023 and 2022 in the Company's reporting currency and constant currency. Reporting Currency Constant Currency Three months ended March 31, Change Three months ended March 31, Change 2023 2022% 2022 % Revenue 26,692 19,585 36% 19,013 40% Cost of sales -991 -1,229 -19% -1,193 -17% Gross profit 25,701 18,356 40% 17,820 44% Sales and marketing expenses -8,038 -7,362 9% -7,147 12% Technology expenses -2,223 -1,363 63% -1,323 68% General and administrative expenses -5,781 -4,828 20% -4,687 23% Movements in credit losses allowance -649 -526 23% -511 27% Fair value movement on contingent consideration -852 — 100% — 100% Operating profit 8,158 4,277 91% 4,152 96% Finance income 100 828 -88% 804 -88% Finance expenses -563 -249 126% -242 133% Income before tax 7,695 4,856 58% 4,714 63% Income tax charge -1,100 -369 198% -358 207% Net income for the period attributable to shareholders 6,595 4,487 47% 4,356 51% Other comprehensive income (loss) Exchange differences on translating foreign currencies 1,368 -1,368 -200% -1,328 -203% Total comprehensive income for the period attributable to shareholders 7,963 3,119 155% 3,028 163%

Consolidated Statements of Financial Position (Unaudited) (USD in thousands) MARCH 31, DECEMBER 31, 2023 2022 ASSETS Non-current assets Property and equipment 818 714 Right-of-use assets 1,728 1,818 Intangible assets 89,834 88,521 Deferred compensation cost 30 29 Deferred tax asset 5,793 5,832 Total non-current assets 98,203 96,914 Current assets Trade and other receivables 15,632 12,222 Inventories 75 75 Cash and cash equivalents 33,564 29,664 Total current assets 49,271 41,961 Total assets 147,474 138,875 EQUITY AND LIABILITIES Equity Share capital — — Capital reserve 63,723 63,723 Treasury shares -348 -348 Share options and warrants reserve 5,214 4,411 Foreign exchange translation reserve -5,707 -7,075 Retained earnings 32,993 26,398 Total equity 95,875 87,109 Non-current liabilities Other payables 294 290 Deferred consideration — 4,774 Contingent consideration 11,836 11,297 Lease liability 1,439 1,518 Deferred tax liability 2,200 2,179 Total non-current liabilities 15,769 20,058 Current liabilities Trade and other payables 5,943 6,342 Deferred income 2,032 1,692 Deferred consideration 5,100 2,800 Contingent consideration 20,162 19,378 Other liability 257 226 Lease liability 553 554 Income tax payable 1,783 716 Total current liabilities 35,830 31,708 Total liabilities 51,599 51,766 Total equity and liabilities 147,474 138,875

Condensed Consolidated Statements of Cash Flows (Unaudited) (USD in thousands) Three Months Ended March 31, 2023 2022 Cash flow from operating activities Income bef ore tax 7,695 4,856 Finance expenses (income), net 463 -579 Adjustments f or non-cash items: Depreciation and amortization 545 1,826 Mov ements in credit loss allowance 649 525 Fair v alue mov ement on contingent consideration 852 — Share-based pay ment expense 846 724 Income tax reimbursed 110 — Cash f lows f rom operating activ ities bef ore changes in working capital 11,160 7,352 Changes in working capital Trade and other receiv ables -3,863 -5,085 Trade and other pay ables -215 1,318 Cash flows generated by operating activities 7,082 3,585 Cash flows from investing activities Acquisition of property and equipment -153 -143 Acquisition of intangible assets -724 -2,069 Acquisition of subsidiaries, net of cash acquired — -19,295 Pay ment of def erred consideration -2,390 — Cash flows used in investing activities -3,267 -21,507 Cash flows from financing activities Interest paid -110 -120 Principal paid on lease liability -105 -86 Interest paid on lease liability -47 -50 Cash flows used in financing activities -262 -256 Net movement in cash and cash equivalents 3,553 -18,178 Cash and cash equivalents at the beginning of the period 29,664 51,047 Net foreign exchange differences on cash and cash equivalents 347 199 Cash and cash equivalents at the end of the period 33,564 33,068

Earnings Per Share Three Months Ended March 31, Reporting Currency Change Constant Currency Change 2023 2022% % (USD in thousands, unaudited) Net income for the period attributable to shareholders 6,595 4,487 47% 51 % Weighted-average number of ordinary shares, basic 36,431,633 34,877,496 4% 4 % Net income per share attributable to shareholders, basic 0.18 0.13 38% 50 % Net income for the period attributable to shareholders 6,595 4,487 47% 51 % Weighted-average number of ordinary shares, diluted 38,121,794 37,214,074 2% 2 % Net income per share attributable to shareholders, diluted 0.17 0.12 42% 42%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%
	(USD in thousands, unaudited)			
Net income for the period attributable to shareholders	6,595	4,487	47%	51%
Add back (deduct):				
Interest expenses on borrowings and lease liability	43	170	-75%	-74%
Income tax charge	1,100	369	198%	207%
Depreciation expense	57	43	33%	36%
Amortization expense	488	1,783	-73%	-72%
EBITDA	8,283	6,852	21%	25%
Share-based payment expense	846	724	17%	20%
Fair value movement on contingent consideration	852	—	100%	100%
Unwinding of deferred consideration	54	—	100%	100%
Foreign currency translation losses (gains), net	327	-776	-142%	-143%
Other finance results	39	27	44%	50%
Acquisition related costs [1]	222	359	-38%	-36%
Employees' bonuses related to acquisition	50	—	100%	100%
Adjusted EBITDA	10,673	7,186	49%	53%

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency:

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%
	(USD in thousands, unaudited)			
Revenue	26,692	19,585	36%	40%
Adjusted EBITDA	10,673	7,186	49%	53%
Adjusted EBITDA Margin	40%	37%		

(1) The acquisition costs are related to historical and potential business combinations of the Group.

Gambling.com GROUP

Adjusted Net Income and Adjusted Net Income Per Share Reconciliation

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%
	(USD in thousands, except for share and per share data, unaudited)			
Net income for the period attributable to shareholders	6,595	4,487	47%	51%
Fair value movement on contingent consideration[1]	852	—	100%	100%
Unwinding of deferred consideration [1]	54	—	100%	100%
Employees' bonuses related to acquisition[1]	50	—	100%	100%
Adjusted net income for the period attributable to shareholders	7,551	4,487	68%	73%
Weighted-average number of ordinary shares, basic	36,431,633	34,877,496	4%	4%
Net income per share attributable to shareholders, basic	0.18	0.13	38%	50%
Effect of adjustments for fair value movements on contingent consideration, basic	0.03	0	100%	100%
Effect of adjustments for unwinding on deferred consideration, basic	0	0	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0	0	100%	100%
Adjusted net income per share attributable to shareholders, basic	0.21	0.13	62%	75%
Weighted-average number of ordinary shares, diluted	38,121,794	37,214,074	2%	2%
Net income per share attributable to ordinary shareholders, diluted	0.17	0.12	42%	42%
Adjusted net income per share attributable to shareholders, diluted	0.2	0.12	67%	67%

(1) There is no tax impact from fair value movement on contingent consideration, unw inding of deferred consideration or employee bonuses related to acquisition

Gambling.com GROUP

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14 Free Cash Flow Reconciliation Three Months Ended March 31, Change 2023 2022% (USD in thousands, unaudited) Cash flows generated by operating activities 7,082 3,585 98% Capital Expenditures (1) -877 -2,212 60% Free Cash Flow 6,205 1,373 352% (1) Capital Expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations